UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lafayette Square USA, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,212,701.48
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,212,701.48
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,701.48
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N/A	SCHEDULE 13D	Page 3 of 4

Item 1.	Security and Issuer.

This amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Schedule 13D filed on June 24, 2022 , as amended by Amendment No. 1, dated September 14, 2022 (the “Schedule 13 D”) by Caisse de dépôt et placement du Québec (the “Reporting Person”) relating to the Common Stock, par value $0.001 per share (the “Common Stock”) issued by Lafayette Square USA, Inc. (formerly, Lafayette Square Empire BDC, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 175 SW Seventh St., Unit 1911, Miami, Florida, 33130.

Capitalized terms used but not defined in this Amendment No.2 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The citizenship of the natural persons who are officers, directors or controlling persons of the Reporting Person is set forth in Annex A hereto.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On December 21, 2022, the Reporting Person purchased 338,753.39 shares of Common Stock from the Issuer, at a purchase price of $14.76 per share, for an aggregate purchase price of $5,000,000.04, following the delivery by the Issuer to the Reporting Person of a drawdown notice pursuant to the Subscription Agreement. The source of funds used by the Reporting Person was funds on deposit at the Reporting Person.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read in full as follows:

“The responses to this Item 5 and the information on the cover page are based on there being 4,916,554.02 shares of Common Stock outstanding as of December 22, 2022.

The information set forth in Items 2 and 3 of this Amendment No. 2 and the cover pages of this Amendment No. 2 is hereby incorporated by reference into this Item 5.

(a) and (b) As a result of the transactions described above, the Reporting Person is the direct beneficial owner of 1,212,701.48 shares of Common Stock, which represents approximately 24.7% of the Issuer's outstanding Common Stock.

(c) The transactions by the Reporting Person in the shares of Common Stock during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Person has not effected any transaction in the shares of Common Stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

CUSIP NO. N/A	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
	Name:	Soulef Hadjoudj
	Title:	Authorized Signatory

Annex A

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Jean St-Gelais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Jean-François Blais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ivana Bonnet Zivcevic	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Senior Country Officer, Crédit Agricole CIB Italy	Serbian and French
Alain Côté	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
René Dufresne	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and Chief Executive Officer, Retraite Québec	Canadian
Charles Emond	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Olga Farman	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Managing Director, Norton Rose Fulbright	Canadian
Nelson Gentiletti	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Lynn Jeanniot	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Maria S. Jelescu Dreyfus	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Chief Executive Officer, Ardinall Investment Management	Romanian
Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and Chief Executive Officer, Commission de la construction du Québec	Canadian
Martin Longchamps	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity	Canadian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Maxime Aucoin	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Total Portfolio	Canadian
Helen Beck	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Equity Markets	Canadian
Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Chief Risk Officer and Head of Depositor Relationships	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Marc-André Blanchard	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of CDPQ Global	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Fixed Income	French and Canadian
Martin Coiteux	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Head of Economic Analysis and Global Strategy	Canadian
Vincent Delisle	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	Canadian
Ève Giard	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent and Performance	Canadian
Emmanuel Jaclot	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Infrastructure	French
Martin Laguerre	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity CDPQ US (New York)	Canadian and American
Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	Canadian
Alexandre Synnett	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Private Equity, Technology	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Kim Thomassin	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Québec	Canadian
Nathalie Palladitcheff	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Ivanohé Cambridge	French
Rana Ghorayeb	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Otéra Capital	Canadian
Michel Lalande	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian

Annex B

Schedule of Transactions

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

None, except as described in Item 3 of this Schedule 13D